EXHIBIT 99.1
                                                                  ------------

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                           Q2
                                        WESTERN OIL SANDS 2006 INTERIM REPORT
     FOR THE SIX-MONTH PERIOD
          ENDED JUNE 30, 2006
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WESTERN OIL SANDS
INTERIM REPORT FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2006


MESSAGE TO SHAREHOLDERS
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Western  Oil Sands Inc.  ("Western")  announced  its  operating  and  financial results for the second quarter of 2006. Western generated net revenue of $95.6 million, an EBITDAX loss of $8.2 million, negative cash flow from operations of $20.9 million ($0.13 per share) and a net loss of $22.8 million ($0.14 per share). By comparison, in the second quarter of 2005, Western recorded net revenue of $148.2 million, EBITDAX of $84.1 million, cash flow from operations of $68.0 million ($0.42 per share) and net earnings of $28.7 million ($0.18 per share).

     Excluding the impact of risk management and foreign exchange losses each net of tax, the net loss for the second quarter of 2006 would have equated to $13.1 million compared to net earnings of $41.6 million for the prior year period. Relative to the second quarter of 2005, financial results during the second quarter of 2006 were significantly impacted by the loss of production and the one-time expenses associated with the first major planned turnaround at the Muskeg River Mine and the Scotford Upgrader, partially offset by a 33 per cent increase in West Texas Intermediate ("WTI") prices, no volumes subject to hedge contracts and a 36 per cent narrowing of the heavy crude oil price differentials from 41 per cent to 26 per cent of WTI prices. In the second quarter of 2006, our net loss included a $27.3 million ($24.0 million net of tax) unrealized foreign exchange gain and an unrealized risk management (mark-to-market) loss


                      SECOND QUARTER INTERIM REPORT 2006 WESTERN OIL SANDS 1 of $44.5 million ($33.7 million net of tax) compared to an unrealized foreign exchange loss of $7.2 million ($6.0 million net of tax) with no unrealized mark-to-market adjustments for the second quarter of 2005.

HIGHLIGHTS

o During the second quarter of 2006, the Athabasca Oil Sands Project ("AOSP") undertook its first major turnaround, commencing in May with full production resuming in mid-July. Following the initial cleaning and inspection of the equipment, it was determined that additional maintenance and repair work at the Scotford Upgrader was required in order to remove large amounts of coke from the reactor vessels at the Upgrader and complete other work to enhance long-term performance. Consequently, the turnaround schedule was extended beyond the previously announced eight-week duration. As a result of this full turnaround, production during the quarter averaged 15,540 barrels per day net to Western compared to 32,757 barrels per day net to Western in the second quarter of 2005 (non-turnaround quarter). Significantly lower production during the second quarter of 2006, combined with the associated expenses incurred as a result of the turnaround, resulted in operating costs of $62.50 per processed barrel. When the AOSP operated at full production during the month of April, operating costs per processed barrel, excluding turnaround costs were $21.75. As a result of the turnaround, quarter-over-quarter comparisons in terms of production and operating costs per barrel are not meaningful.

o As announced on May 30, 2006, Western's wholly-owned subsidiary, WesternZagros Limited, entered into an Exploration and Production Sharing Agreement (EPSA) with the Kurdistan Regional Government, Sulaymaniyah Administration to explore for conventional oil and gas in the Federal Region of Kurdistan in northern Iraq. This opportunity is particularly attractive to Western because it requires a modest capital investment over the initial period of the EPSA, while offering the potential of large long-life reserves with a low cost structure. This agreement will become effective when it is passed into law which is expected to occur in the coming months. Under the terms of the EPSA, WesternZagros will undertake an exploration program over a 3,700 square kilometre block that will involve geophysical and geological studies followed by an exploratory drilling program. The minimum contractual commitment under the terms of the EPSA is US$45 million over the first four years. Should exploration prove successful, additional exploration and development expenditures are anticipated.

o Subsequent to the end of the second quarter, in early July, Western announced that over the past year, the AOSP initiated a detailed review of the proposed Expansion 1. Although not yet complete, there are very significant upward pressures on capital costs of the project. One of the key factors facing the AOSP's Expansion 1 project, and many other large construction projects around the world, is the intense demand for construction labour, materials and supplies which have resulted in significant increases in capital costs. This demand is further intensified in Alberta by the proposed development of multiple oil sands projects. The AOSP is currently involved in a number of internal and external project reviews to capture best practice in all aspects of the design, schedule and construction strategies. These reviews will continue, including how to address the twin challenges of cost and supply. A final investment decision by the Joint Venture Owners is anticipated in the fourth quarter of 2006. The AOSP Expansion 1 includes pre-building infrastructure such as utility plants, camps, site pipelines etc. to support multiple upstream expansion projects which the Project believes will create efficiencies and economies of scale over the long term. It is also anticipated that capital expenditures for Expansion 1 will improve the reliability and availability of base operations as the expanded operations will create redundancy in critical vessels thereby limiting the downtime associated with production interruptions.

o Western's undeveloped land position in the Athabasca region has increased significantly to approximately 60,000 acres net to Western in the past 18 months as a result of numerous new lease acquisitions in which Western owns or will have the right to participate. Western has completed a preliminary analysis on these undeveloped lands including both mineable and in-situ. Based on this analysis, it is Western's view that there are sufficient bitumen resources in place to support multiple expansions beyond the planned expansions at the AOSP. Production from the base operation and the first three expansions is anticipated to exceed 100,000 barrels per day net to Western. With the resource potential associated with these newly acquired leases, it is Western's view that an incremental 50,000 to 100,000 barrels per day of production could be added, bringing Western's share of production into the range of 150,000 to 200,000 barrels per day.

2   SECOND QUARTER INTERIM REPORT 2006  WESTERN OIL SANDS

                                           MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion of financial condition and results of operations was prepared as of July 26, 2006 and should be read in conjunction with the Interim Unaudited Consolidated Financial Statements for the periods ended June 30, 2006 and 2005 and the Audited Consolidated Financial Statements at December 31, 2005 included in the Annual Report. It offers Management's analysis of our financial and operating results and contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "estimate", "expect", "potential", "could", or similar words suggesting future outcomes. We caution readers and prospective investors of the Company's securities to not place undue reliance on forward-looking information as by its nature, it is based on current expectations regarding future events that involve a number of assumptions, inherent risks and uncertainties, which could cause actual results to differ materially from those anticipated by Western. These risks include, but are not limited to, risks of commodity prices in the marketplace for crude oil and natural gas; risks associated with the extraction, treatment and upgrading of mineable oil sands deposits; size and scope of expansions; risks surrounding the level and timing of capital expenditures required to fulfill the Project's growth strategy; risks of financing these growth initiatives at commercially attractive levels; risks of being unable to participate in expansion and corresponding loss of voting rights in the AOSP; risks relating to the execution of the Project's optimization strategy; risks involving the uncertainty of estimates involved in the reserve and resource estimation process and ore body configuration/geometry, uncertainty in the assessment of asset retirement obligations, uncertainty in the estimation of future income taxes, and uncertainty in treatment of capital for royalty purposes; risks surrounding health, safety and environmental matters; risk of foreign exchange rate fluctuations; risks and uncertainties associated with securing the necessary regulatory approvals for expansion initiatives; risks surrounding major interruptions in operational performance together with any associated insurance proceedings thereto; and risks associated with identifying, negotiating and completing our other business development activities, both those that relate to oil sands activities and those that do not, either domestically or abroad. Risks associated with our international initiatives include, but are not limited to, political and economic conditions in the countries in which we intend to operate, risks associated with acts of insurgency or terrorism, changes in market conditions, political risks, including changes in law or government policy, the risks associated with negotiating with foreign governments and risks generally associated with international activity.

For additional information relating to the risks and uncertainties facing Western, refer to Western's Annual Information Form for the year ended December 31, 2005 which is available on SEDAR at www.sedar.com.

Highlights
                                                       Three Months Ended June 30    Six Months Ended June 30
                                                       -------------------------------------------------------
                                                                2006         2005           2006         2005
--------------------------------------------------------------------------------------------------------------
OPERATING DATA (bbls/d)
    Bitumen Production                                        15,540       32,757         20,714       29,647
    Synthetic Crude Sales                                     22,614       44,503         29,861       39,523
    Operating Expense per Processed Barrel ($/bbl)             62.50        19.38          40.24        22.03
FINANCIAL DATA ($ thousands, except as indicated)
    Net Revenue                                               95,633      148,167        234,881      239,910
    Realized Crude Oil Sales Price ($/bbl) (1) (2)             66.48        48.93          59.56        44.52
    EBITDAX (1) (3)                                           (8,199)      84,063         53,901      111,479
    Turnaround Costs                                          34,899            -         34,899            -
    Cash Flow from Operations (4)                            (20,833)      68,019         26,887       78,789
    Cash Flow per Share - Basic ($/Share) (1) (5)              (0.13)        0.42           0.17         0.49
    Net Earnings (Loss) (6)                                  (22,787)      28,650        (44,362)      26,706
    Net Earnings (Loss) Per Share - Basic ($/Share)            (0.14)        0.18          (0.28)        0.17
    Net Capital Expenditures (7)                              55,828      (12,900)        91,159        4,654
    Long-term Financial Liabilities (8)                      661,499      810,214        661,499      810,214
    Weighted Average Shares Outstanding - Basic (Shares) 161,070,149  160,120,507    160,848,345  160,039,942
==============================================================================================================

(1) Please refer to page 11 for a discussion of Non-GAAPfinancial measures.
(2) The realized crude oil sales price is the revenue derived from the sale of Western's share of the Project's synthetic crude oil, net of hedging activities, divided by the corresponding volume. Please refer to page 4 for calculation.
(3) Earnings before interest, taxes, depreciation, depletion, amortization, stock based compensation, accretion on asset retirement obligation, risk management and foreign exchange as calculated on page 9.
(4) Cash flow from operations is expressed before changes in non-cash working capital.
(5) Cash flow per share is calculated as cash flow from operations divided by weighted average common shares outstanding, basic.
(6) Western has not paid dividends in any of the above referenced periods.
(7) Net Capital Expenditures are capital expenditures net of any insurance proceeds received during the period.
(8) Long-term Financial Liabilities includes long-term debt, option premium liability and lease obligations.

                     SECOND QUARTER INTERIM REPORT 2006  WESTERN OIL SANDS    3

OPERATING RESULTS

PRODUCTION

During the second quarter of 2006, production from the Mine was impacted by the first full Project turnaround since operations commenced in 2003. The turnaround began in early May and continued over the course of the quarter with full production resuming in mid-July. Full production rates of 36,587 barrels per day net to Western were achieved during the month of April whereas the impact of the turnaround reduced production for the quarter to 15,540 barrels per day net to Western. Quarter-over-quarter production comparisons are not meaningful as a result of the impact of the turnaround. This first full plant turnaround extended beyond the original schedule as additional maintenance work was required to remove increased levels of coke in certain reactor vessels at the Upgrader. It is anticipated that major turnarounds will occur every three years.

REVENUE
Net Revenue                                         Three Months Ended June 30  Six Months Ended June 30
                                                    -----------------------------------------------------
($ thousands, except as indicated)                            2006        2005          2006        2005
---------------------------------------------------------------------------------------------------------
Revenue
    Oil Sands (1)                                          137,095     198,929       322,450     319,238
    Marketing and Transportation                            28,632      45,289        51,037      91,112
---------------------------------------------------------------------------------------------------------
    Total Revenue                                          165,727     244,218       373,487     410,350
=========================================================================================================
Purchased Feedstocks and Transportation
    Oil Sands                                               41,904      51,098        88,109      78,663
    Marketing and Transportation                            28,190      44,953        50,497      91,777
---------------------------------------------------------------------------------------------------------
    Total Purchased Feedstocks and Transportation           70,094      96,051       138,606     170,440
=========================================================================================================
Net Revenue
    Oil Sands (1)                                           95,191     147,831       234,341     240,575
    Marketing and Transportation                               442         336           540        (665)
---------------------------------------------------------------------------------------------------------
    Total Net Revenue                                       95,633     148,167       234,881     239,910
=========================================================================================================
Synthetic Crude Sales (bbls/d)                              22,614      44,503        29,861      39,523
=========================================================================================================
Realized Crude Oil Sales Price ($/bbl) (2)                   66.48       48.93         59.56       44.52
=========================================================================================================

(1) Oil Sands Revenue and Net Revenue are presented net of Western's hedging activities.
(2) Realized Crude Oil Sales Price ($/bbl) is calculated as Oil Sands Revenue less any transportation costs divided by synthetic crude sales volume. For the three and six months ended June 30, 2006, $0.3 million (Q2-2005 - nil) and $0.5 million (Q2-2005 (6 mos) - nil), respectively, has been incurred for transportation costs related to Oil Sands.

4    SECOND QUARTER INTERIM REPORT 2006  WESTERN OIL SANDS

Western recorded crude oil sales revenue of $165.7 million in the second quarter of 2006, including $137.1 million from proprietary production compared to $244.2 million in the second quarter of 2005, $198.9 million of which was from proprietary production. This decrease is the result of the turnaround which occurred during the second quarter, partially offset by higher sales price realizations during the quarter. During the full turnaround, production was interrupted for 45 days which significantly impacted second quarter operating and financial results. Western received a realized sales price of $66.48 per barrel on this limited production. This 36 per cent increase in realized prices over the prior year period is the result of a 33 per cent increase in West Texas Intermediate ("WTI") prices over the comparable period in 2005, together with no physical barrels subject to out-of-the-money fixed price swap contracts and a narrowing of the heavy oil differential of over $3.00 per barrel. The heavy oil differential equated to 26 per cent of WTI (US$18.66 per barrel) in the second quarter of 2006 compared to 41 per cent of WTI (US$21.90 per barrel) for the prior year period.

     Oil sands sales volumes, including bitumen and purchased feedstocks, averaged 22,614 barrels per day in the second quarter of 2006 compared to 44,503 barrels per day in the second quarter of 2005. Reduced sales volumes are a function of the turnaround as there were limited operations during the second quarter.

     Sales price realizations for the second quarter of 2006 related predominantly to sales activities in April due to little or no activity in May and June as a result of the turnaround. Sales price realizations were $66.48 per barrel in the second quarter, an increase from $48.93 per barrel recorded in the second quarter of 2005 and $55.31 per barrel recorded in the first quarter of 2006. Higher sales price realizations largely resulted from increases in WTI which averaged US$70.16 for April compared to US$53.17 for the second quarter of 2005 and US$63.48 for the first quarter of 2006. Contributing to the improved realizations was the decrease in the heavy oil differential in April which continued to the end of the quarter. The heavy oil differential narrowed over US$8.00 in April 2006 compared to the average of the first quarter of 2006. This narrowing was a function of seasonal asphalt requirements as refiners build heavy oil inventories to meet demand and pipeline reversals which opened new markets for Canadian heavy crude oil. Included in Western's sales mix are heavy crude oil products which attract a lower sales price, thereby affecting our overall sales price realizations. With heavy oil products in the overall sales mix, absolute commodity prices and heavy oil market differentials affect average synthetic crude oil price realizations. Western's fixed price swap program ceased at the end of 2005 and this also contributed to dramatically higher sales price realizations compared to the second quarter of 2006.

     Western generated net revenue of $95.6 million in the second quarter of 2006, after considering the impact of purchased feedstocks and transportation costs downstream of Edmonton. By comparison, Western recorded net revenue of $148.2 million in the second quarter of 2005. This decrease stems from the turnaround conducted throughout most of the second quarter of 2006. Feedstocks are crude products introduced at the Upgrader. Some feedstocks are introduced into the hydrocracking/hydrotreating process and others are used to create various blends of synthetic crude oil products. The cost of these feedstocks depends on world oil markets and the spread between heavy and light crude oil prices.


                     SECOND QUARTER INTERIM REPORT 2006  WESTERN OIL SANDS    5

OPERATING COSTS

Operating costs in the second quarter of 2006 were impacted significantly by the full turnaround. The majority of operating costs are fixed in nature, therefore, during a complete turnaround, fixed costs such as labour and electricity, are incurred regardless of production volumes. As the production base was significantly lower in the second quarter of 2006 compared to the prior year period, unit operating costs are not comparable period to period. Western's operating costs are also significantly influenced by our policy to expense all turnaround costs in the period they are incurred. Western's share of the turnaround expense for the second quarter was $34.9 million and we anticipate minor turnaround costs in the third quarter associated with the completion of this process. Total turnaround costs are higher than previously estimated due to the additional work involved with removing higher amounts of coke inside certain reactor vessels at the Upgrader. Consequently, operating costs for the second quarter of 2006 were $62.50 per processed barrel.

     Operating costs of $21.75 per processed barrel were achieved during April in which normal operating conditions existed. Despite the pressures on operating costs associated with robust commodity prices and increased demand for goods and services, we anticipate a return to operating costs on a per unit basis experienced in April once normal operations resume.

                                                       Three Months Ended June 30  Six Months Ended June 30
                                                       -----------------------------------------------------
($ thousands, except as indicated)                               2006        2005          2006        2005
------------------------------------------------------------------------------------------------------------
Operating Expenses For Bitumen Sold
    Operating Expense - Income Statement                       54,588      55,347       118,518     114,490
    Operating Expense - Inventoried                             5,114       3,286         3,483       4,074
    Turnaround Costs - Income Statement                        34,899           -        34,899           -
------------------------------------------------------------------------------------------------------------
    Total Operating Expenses For Bitumen Sold                  94,601      58,633       156,900     118,564
============================================================================================================
Sales (barrels per day)
    Total Synthetic Crude Sales                                22,614      44,503        29,861      39,523
    Purchased Upgrader Blend Stocks                            (5,980)    (11,247)       (8,321)     (9,788)
------------------------------------------------------------------------------------------------------------
    Synthetic Crude Sales Excluding Blend Stocks               16,634      33,256        21,540      29,735
============================================================================================================
Operating Expenses Per Processed Barrel ($/bbl) (1)             62.50       19.38         40.24       22.03
============================================================================================================
Operating Expenses Per Processed Barrel
    Excluding Turnaround Costs ($/bbl) (2)                      39.44       19.38         31.29       22.03
============================================================================================================

(1) Operating Expenses Per Processed Barrel ($/bbl) is calculated as Total Operating Expenses For Bitumen Sold divided by Synthetic Crude Sales Excluding Blend Stocks.
(2) Operating expenses per processed barrel excluding the effects of the turnaround taken by total operating expenses for bitumen sold, less turnaround expenses divided by synthetic crude sales excluding blend stocks.

The above table calculates operating expenses per processed barrel on the basis of the operating costs that are associated with the synthetic crude sales, excluding purchased blend stocks, for the relevant period. The calculation recognizes that, intrinsic in the Project's operations, bitumen production from the Mine receives an approximate three per cent uplift as a result of the hydrotreating/hydroconversion process, which is included in synthetic crude sales excluding blendstocks.

6      SECOND QUARTER INTERIM REPORT 2006  WESTERN OIL SANDS

ROYALTIES

Royalties of $0.7 million in the second quarter of 2006 were lower than the comparable period in 2005 as a result of lower production volumes due to the first full plant turnaround during the second quarter of 2006. Compared to the first quarter of 2006, royalties increased slightly as a result of higher deemed bitumen prices partially offset by reduced production volumes associated with the turnaround.

CORPORATE RESULTS

RESEARCH AND BUSINESS DEVELOPMENT EXPENSE
Western incurred $7.7 million in research and development expenses in the second quarter of 2006 compared to $3.4 million in the second quarter of 2005. Of the $7.7 million incurred during the second quarter, $4.1 million relates specifically to AOSP-related research and development projects. The increase is a result of additional efforts in research and business development as Western continues to pursue opportunities which may enhance the value of the AOSP in addition to Western-led initiatives.

GENERAL AND ADMINISTRATIVE EXPENSE
General and administrative expenses ("G&A") were $3.2 million for the second quarter of 2006 compared to $2.5million for the second quarter of 2005 due to an increased number of employees within Western, together with higher professional costs associated with increased levels of business development activities.

INSURANCE EXPENSE
Insurance expenses were $2.7 million for the second quarter of 2006 compared to $1.9 million in the second quarter of 2005. This increase is due to additional premiums associated with increased levels of coverage, partially offset by the strengthening of the Canadian dollar over the comparable periods as the premiums are paid in US dollars but reported for financial statement purposes in Canadian dollars.

INTEREST EXPENSE
Interest expense totaled $12.5 million in the second quarter of 2006 compared to $15.7 million in the second quarter of 2005. Interest expense in the second quarter of 2006 is comprised of $10.9 million related to interest charges on debt obligations (Q2-2005 - $15.0 million), $0.7 million (Q2-2005 - $0.6 million) on capital lease obligations and $0.9 million (Q2-2005 - nil) on the option premium liability. The option premium liability relates to Western's strategic crude oil risk management program implemented in the third quarter of 2005, and the decision to defer the premiums associated with the put and call options purchased and sold, respectively. Imbedded in the prices of the deferred options is a financing charge which is reported as interest expense.

     The 20 per cent decrease in total interest expense compared to the second quarter of 2005 is largely the result of the Canadian dollar strengthening against the US dollar during this period compared to the prior year period, thereby reducing interest charges on our US denominated Notes which are reported in Canadian dollars, and the significant reduction in the Revolving Credit Facility over the comparable period. Interest expense decreased slightly in the second quarter of 2006 compared to the first quarter of 2006 due to a further strengthening of the Canadian dollar versus the US dollar, largely offset by the larger amounts of debt drawn on the Revolving Credit Facility to fund turnaround efforts.

DEPRECIATION, DEPLETION AND AMORTIZATION
Depreciation, depletion and amortization ("DD&A") totaled $6.8 million in the second quarter of 2006 compared to $13.0 million in the second quarter of 2005. This decrease is the result of lower bitumen production volumes associated with the full planned plant turnaround since DD&A is based on a unit of production.

FOREIGN EXCHANGE
During the second quarter of 2006, Western reported a foreign exchange gain of $25.8 million compared to a loss of $7.0 million in the second quarter of 2005. As reference points, the noon-day closing foreign exchange rate on June 30, 2006 was $0.8969 US/Cdn compared to $0.8568 US/Cdn on March 31, 2006 and $0.8159 US/Cdn on June 30, 2005. The average rate for the second quarter of 2006 was $0.8912 US/Cdn compared to $0.8039 US/Cdn for the prior year period and $0.8659 US/Cdn for the first quarter of 2006.

                     SECOND QUARTER INTERIM REPORT 2006  WESTERN OIL SANDS    7

RISK MANAGEMENT ACTIVITIES

Western's initial fixed price hedging program expired on December 31, 2005. Western has no risk management financial instruments associated with fiscal 2006 and, as such, crude oil price realizations in the second quarter of 2006 were not impacted by risk management activities. Realizations in the second quarter of 2005 were negatively impacted by $5.14 per barrel due to risk management activities.

                                                       Three Months Ended June 30  Six Months Ended June 30
                                                       -----------------------------------------------------
(Unaudited)                                                      2006        2005          2006        2005
------------------------------------------------------------------------------------------------------------
Decrease in Revenue ($ thousands)                                   -      20,803             -      57,597
Decrease in Revenue ($/bbl)                                         -        5.14             -        8.05
============================================================================================================

     In the third quarter of 2005, Western implemented strategic crude oil hedges in order to provide greater cash flow certainty during those years where significant AOSP expansion capital expenditures are expected. Western employed a collar strategy whereby a series of put and call options were purchased and sold with a number of major financial institutions. The program established a weighted average floor price of US$52.42 on 20,000 barrels per day and a ceiling price of US$92.41 on an average 13,333 barrels per day for the period January 2007 through to December2009.

     Western is not utilizing hedge accounting treatment under Canadian GAAP for this program and, as a result, certain mark-to-market adjustments will likely result in increased volatility in our reported net income. These adjustments are created from the changes in the fair market value of the financial instruments employed over the time period in question. For the period ended June 30, 2006, Western's risk management assets decreased significantly in value from the amount recorded as at March 31, 2006 resulting in a mark-to-market loss of $44.5 million ($33.7 million net of tax) primarily due to the significant strengthening in WTI prices during the quarter. This loss does not impact stated cash flow from operations. In fact, the amount recorded as a risk management asset at the end of the first quarter of 2006 has now reverted to a risk management liability given the continued strength in underlying commodity prices. While the mark-to-market entry for accounting purposes has been negative, the price of WTI has remained within the collar established under the strategy. The current forward curve of WTI during the duration of Western's risk management program would also be within this collar. Consequently, should these forward prices of crude oil materialize, the goal of Western's risk management program would be achieved - namely, relatively minor premiums incurred to enhance cash flow certainty during construction of the AOSP Expansion 1. Western continues to monitor the portfolio of financial instruments to determine if modifications are necessary.

                                                       Three Months Ended June 30  Six Months Ended June 30
                                                       -----------------------------------------------------
(Unaudited) ($ thousands)                                        2006        2005          2006        2005
------------------------------------------------------------------------------------------------------------
Risk Management Asset - Beginning of Period                    30,702           -        98,426           -
Net Premium                                                         -           -             -           -
Decrease in Fair Value                                        (44,478)          -      (112,202)          -
------------------------------------------------------------------------------------------------------------
Risk Management Liability - End of Period                     (13,776)          -       (13,776)          -
Less: Current Portion (1)                                      (1,644)          -        (1,644)          -
------------------------------------------------------------------------------------------------------------
Risk Management Liability - Long-term Portion                 (12,132)          -       (12,132)          -
============================================================================================================

(1)Current portion represents the fair value of the risk management program that expires within the next 12 months.

INCOME TAXES

For the second quarter of 2006, Western's income tax recovery was $25.5 million compared to an income tax expense of $18.5 million for the prior year period. This recovery is largely due to the net loss incurred during the quarter as a result of the turnaround, together with risk management losses. The recovery is also a function of reduced federal and provincial income tax rates as announced by each level of government during the second quarter of 2006.

NET EARNINGS (LOSS)
During the second quarter of 2006, Western reported a net loss of $22.8 million ($0.14 per share) compared to net earnings of $28.7 million ($0.18 per share) in the second quarter of 2005. The net loss in the second quarter of 2006 includes the impact of $44.5 million ($33.7 million net of tax) in unrealized risk management losses, in addition to $27.3 million ($24.0 million net of tax) in unrealized foreign exchange gains on our US dollar denominated debt and option premium liability. Excluding the impact of risk management and foreign exchange losses each net of tax, the net loss for the second quarter of 2006 would have equated to $13.1 million compared to net earnings of $41.6 million for the prior year period.

8        SECOND QUARTER INTERIM REPORT 2006  WESTERN OIL SANDS

     The  following  table  provides  the  reconciliation  between Net Earnings
(Loss), Cash Flow from Operations (before changes in non-cash working capital) and EBITDAX:

RECONCILIATION: NET EARNINGS (LOSS) TO EBITDAX
                                                       Three Months Ended June 30  Six Months Ended June 30
                                                       -----------------------------------------------------
($ thousands)                                                    2006        2005          2006        2005
------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS) ATTRIBUTABLE TO COMMON SHAREHOLDERS       (22,787)     28,650       (44,362)     26,706
Add (Deduct):
    Depreciation, Depletion and Amortization                    6,820      13,037        17,366      23,535
    Accretion on Asset Retirement Obligation                      156         143           311         284
    Stock-based Compensation                                    1,893       1,082         3,684       1,723
    Unrealized Foreign Exchange Loss (Gain)                   (27,310)      7,200       (26,674)      9,900
    Unrealized Risk Management Loss                            44,478           -       112,202           -
    Future Income Tax Expense (Recovery)                      (24,948)     17,928       (35,331)     17,280
    Interest Expense on Option Premium Liability                  934           -         1,886           -
    Cash Settlement on Performance Share Units                    (28)          -        (2,104)       (596)
    Cash Settlement on Asset Retirement Obligation                (91)        (21)          (91)        (43)
------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATIONS, BEFORE CHANGES IN
    NON-CASH WORKING CAPITAL                                  (20,883)     68,019        26,887      78,789
Add:
    Interest (excluding interest on Option Premium Liability)  11,598      15,660        23,675      30,746
    Realized Foreign Exchange Loss (Gain)                       1,551        (231)        1,285           3
    Large Corporations Tax                                       (584)        594          (141)      1,302
    Cash Settlement on Performance Share Units                     28           -         2,104         596
    Cash Settlement on Asset Retirement Obligation                 91          21            91          43
EBITDAX                                                        (8,199)     84,063        53,901     111,479
============================================================================================================

     An EBITDAX  (Earnings before  Interest,  Taxes,  Depreciation,  Depletion,
Amortization, Stock-based Compensation, Accretion on Asset Retirement Obligation, Foreign Exchange and Risk Management) loss of $8.2 million was recorded for the second quarter of 2006 compared to a positive $84.1 million for the comparable prior year period. This substantial decrease is largely due to the impact of the full plant turnaround during the second quarter of 2006, partially offset by improved sales price realizations on reduced production volumes. Second quarter 2006 EBITDAX decreased $70.3 million over the first quarter of 2006 also due to the full plant turnaround during the second quarter.

     Cash flow from operations before changes in non-cash working capital ("cash flow from operations") was a net outflow of $20.9 million compared to a net inflow of $68 million in the second quarter of 2005. Compared to the prior period, second quarter results were impacted by the full plant turnaround.

FINANCIAL POSITION

BANK DEBT
During the second quarter of 2006, Western increased its balance drawn under the Revolving Credit Facility to $31million to fund the turnaround expenses incurred during the quarter. Western anticipates this balance will be reduced or repaid once production resumes, giving Western access to the full $340 million of the Revolving Credit Facility. The size of the facility is a function of Western's share of the before tax present value proved reserves associated with the Project. To the extent that Western is able to book additional reserves associated with the first expansion of the AOSP, Western would be permitted to increase its Revolving Credit Facility, subject to amending the size of this facility with the existing bank syndicate.

CAPITAL EXPENDITURES
Western's capital expenditures totaled $55.8 million in the second quarter of 2006 compared to $9.3 million for the comparable period in 2005. Capital expenditures in the second quarter of 2006 included $13.3 million for base operations, $7.1 million for sustaining capital, $30.0 million for expansion related capital, $4.0 million for new business development and $1.4 for other corporate purposes.

                    SECOND QUARTER INTERIM REPORT 2006  WESTERN OIL SANDS     9

ANALYSIS OF CASH RESOURCES
Cash balances totaled $6.0 million at June 30, 2006 compared to $15.7 million at March 31, 2006. Cash inflows included: $31.0 million increase in bank lines and a $36.3 million increase in non-cash working capital items. Cash outflows included: $20.9 million negative cash flow from operations, $55.8 million of capital expenditures and $0.3million in repayment of obligations under capital lease and deferred charges.

     The decrease in non-cash working capital during the second quarter of 2006 was the result of a $22.0 million decrease in accounts receivable, a $6.2 million decrease in inventory, a $6.0 million increase in accounts payable and a $2.1 million decrease in prepaid expenses. The increase in accounts payable is a function of costs associated with the turnaround during the second quarter offset by lower accrued interest on Western's long-term notes at June 30, 2006, as only two months of accrued interest are included compared to five months accrued at March 31, 2006. The decrease in accounts receivable is the result of lower sales volumes associated with the full plant turnaround during the second quarter. Inventory is lower as a result of a greater proportion of lower priced volumes than high priced volumes compared to the end of the first quarter of 2006.

INSURANCE CLAIMS
There were no new developments during the second quarter of 2006 with respect to Western's ongoing arbitration proceedings concerning the Cost Overrun and Project Delay insurance policy, known as Section IV. Western anticipates that formal arbitration hearings will commence in 2007.

FLOW-THROUGH SHARES
There were no new developments during the second quarter of 2006 with respect to Western's issuance of flow-through shares in 2001 and 2002 and the possible re-characterization of qualifying expenditures by Canada Revenue Agency. Western will provide further updates once information is made available.

KURDISTAN UPDATE

As announced on May 30, 2006, Western's wholly-owned subsidiary, WesternZagros Limited, entered into an Exploration and Production Sharing Agreement (EPSA) with the Kurdistan Regional Government in northern Iraq. This opportunity may potentially give Western access to an additional world-class asset with large, long-life, reserves with a significantly lower cost structure than our current oil sands asset. Our initial exploration capital commitment of US$45 million is to be expended prior to the expiry of four years from the effective date of the contract. Further expenditures will depend on exploration success and the timing of executing a development program. Our exploration area covered by the EPSA spans approximately 3,700 square kilometres or 914,000 acres.

     Western's team of professionals, dedicated specifically to this initiative, has taken preliminary steps to fulfill the obligations under the EPSA. Measured progress has been made to date on many levels, including seismic, engineering and logistics. Western anticipates that progress will continue as planned, culminating in an initial three well drill program over three different potential structures within our contract area. Western has chosen to account for its operations in Kurdistan using the full-cost accounting methodology.

     On the personnel front, Western is pleased to announce the appointment of Mr. Jack Blackshear to the key position of Resident Manager, Kurdistan. Mr. Blackshear brings with him significant international drilling and operational experience through his distinguished career with some of the world's premier integrated energy companies.

OUTLOOK

The AOSP anticipates production levels returning to the historical norms achieved prior to the full plant turnaround and maintaining these levels through the remainder of the year. Despite the extended turnaround schedule, by many measures the process was a success and the education gathered will be invaluable as future turnarounds are conducted. During the turnaround, the Project implemented certain production optimization initiatives which should enhance the reliability and availability of the Project. As announced on June 12, 2006, Western revised its production guidance to 26,000 to 27,000 barrels per day for 2006 and we continue to hold this estimate.

     The Joint Venture Owners are proceeding steadily towards a final investment decision on the first 100,000 barrel per day AOSP expansion which is expected to occur in the fourth quarter of 2006. Deliberate and careful analyses of the costs associated with this expansion in the midst of heated construction market are a primary focus with cost

10        SECOND QUARTER INTERIM REPORT 2006  WESTERN OIL SANDS
and schedule control a top priority. As announced on July 5, 2006, subsequent to the end of the quarter, capital costs associated with the first expansion are under significant pressure. Preliminary revised estimates indicate a potential increase in capital costs of a fully integrated expansion of approximately 50 per cent higher than those anticipated last year. The AOSP Expansion 1 includes pre-building infrastructure such as utility plants, camps, site pipelines etc. to support multiple expansion projects which the Project believes will create efficiencies and economies of scale over the long term. Several construction gating procedures must still be completed prior to a final determination of capital costs. Western will have 90 days from the receipt of the expansion notice to make the final investment decision.

     Western expects to continue participating in future mine expansions and development together with the other Joint Venture Owners. Beyond the AOSP Expansion 1, Western is also independently evaluating alternative downstream solutions with the goal of improving product yields and sales price realizations. To meet these stated goals, Western is committed to a long-term strategy which involves commercially attractive integrated downstream solutions for upgrading bitumen into light synthetic crude oil products for future mining and in-situ production volumes.

     Western's undeveloped land position in the Athabasca region has increased significantly in the past 18 months to approximately 60,000 acres net to Western as a result of numerous new lease acquisitions in which Western owns or will have the right to participate. Western has completed a preliminary analysis on these undeveloped lands including both mineable and in-situ. Based on this analysis, it is Western's view that there are sufficient bitumen resources in place to support multiple expansions beyond the planned expansions at the AOSP. Production from the base operation and the first three expansions is anticipated to exceed 100,000 barrels per day net to Western. With the resource potential associated with these newly acquired mineable leases, it is Western's view that an incremental 50,000 to 100,000 barrels per day of production could be added, bringing Western's share of production into the range of 150,000 to 200,000 barrels per day.

     Western is also currently reviewing the resource potential attributable to leases outside of the current operation and the AOSP Expansion 1. As part of Western's annual filing process, it is anticipated that we will disclose the contingent or potentially recoverable resources, both on a volumetric and economic basis, on these leases - namely, Lease 13 (remainder after current Mine and Expansion 1), 88, 89, 90, 9 and 17. Western is also taking early steps to quantify the resource potential attributable to leases recently acquired by our Joint Venture Participants, in addition to Lease353 which was acquired by Western. The resource potential will be disclosed when the analysis is provided by the experts engaged in these assessments.

BUSINESS AND FINANCIAL RISKS
Western is subject to a number of business and financial risks that are typical given the nature of Western's operations. These risks are described in Western's previous public disclosures, including the 2005 Annual Report and the Annual Information Form, which are available on the Company's website.

NON-GAAPFINANCIAL MEASURES
Western includes cash flow from operations per share, cash flow from operations excluding hedging activities, earnings before interest, taxes, depreciation, depletion and amortization, stock-based compensation, accretion on asset retirement obligation, foreign exchange gains and gains and losses on risk management activities ("EBITDAX"), EBITDAX excluding hedging activities and net earnings excluding hedging activities as investors may use this information to better analyze our operating performance. We also include certain per barrel information, such as realized crude oil sales price, to provide per unit numbers that can be compared against industry benchmarks, such as the Edmonton PAR benchmark. The additional information should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Non-GAAP financial measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Management believes that, in addition to Net Earnings (Loss) per Share and Net Earnings (Loss) Attributable to Common Shareholders (both Canadian GAAP measures), cash flow from operations per share and EBITDAX provide a better basis for evaluating our operating performance, as they both exclude fluctuations on the US dollar denominated Senior Secured Notes and certain other non-cash items, such as depreciation, depletion and amortization, and future income tax recoveries. In addition, EBITDAX provides a useful indicator of our ability to fund our financing costs and any future capital requirements.


                    SECOND QUARTER INTERIM REPORT 2006  WESTERN OIL SANDS    11

CONSOLIDATED BALANCE SHEETS

-------------------------------------------------------------------------------------  --------------------
                                                                        AS AT JUNE 30    As at December 31
-------------------------------------------------------------------------------------  --------------------
(Unaudited) ($ thousands)                                                        2006                 2005
-------------------------------------------------------------------------------------  --------------------
ASSETS
Current Assets
   Cash                                                                         6,038                5,590
   Accounts Receivable                                                         39,738               87,398
   Inventory                                                                   25,763               21,083
   Prepaid Expense                                                              6,548                9,355
                                                                            ---------            ---------
                                                                               78,087              123,426
                                                                            ---------            ---------
Property, Plant and Equipment (note 2)                                      1,428,355            1,352,605
Risk Management (note 13)                                                           -               98,426
Deferred Charges                                                               14,783               16,063
                                                                            ---------            ---------
                                                                            1,443,138            1,467,094
                                                                            ---------            ---------
                                                                            1,521,225            1,590,520
                                                                            =========            =========

LIABILITIES
Current Liabilities
   Accounts Payable and Accrued Liabilities                                   128,327              101,303
   Current Portion of Lease Obligations (note 4)                                2,277                3,396
   Current Portion of Risk Management (note 13)                                 1,644                    -
   Current Portion of Option Premium Liability (note 5)                        11,717                    -
                                                                            ---------            ---------
                                                                              143,965              104,699
Long-term Liabilities
   Long-term Debt (note 3)                                                    532,750              565,655
   Lease Obligations (note 4)                                                  56,933               55,809
   Risk Management (note 13)                                                   12,132                    -
   Option Premium Liability (note 5)                                           71,816               85,416
   Asset Retirement Obligation (note 6)                                         9,314                9,094
   Future Income Tax (note 11)                                                 21,114               56,445
                                                                            ---------            ---------
                                                                              704,059              772,419
                                                                            ---------            ---------
                                                                              848,024              877,118
                                                                            ---------            ---------
SHAREHOLDERS' EQUITY
Share Capital (note 8)                                                        551,742              548,747
Contributed Surplus (note 10)                                                   4,640                3,474
Retained Earnings                                                             116,819              161,181
                                                                            ---------            ---------
                                                                              673,201              713,402
                                                                            ---------            ---------
                                                                            1,521,225            1,590,520
                                                                            =========            =========

Commitments and Contingencies (note 12)

See Accompanying Notes to the Consolidated Financial Statements


12        SECOND QUARTER INTERIM REPORT 2006  WESTERN OIL SANDS

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

---------------------------------------------------------------------------------  -------------------------
                                                       Three Months Ended June 30  Six Months Ended June 30
                                                       --------------------------  -------------------------
(Unaudited) ($ thousands, except amounts per share)              2006        2005          2006        2005
---------------------------------------------------------------------     -------       -------     --------
Revenues (note 13)                                            165,727     244,218       373,487     410,350
Less Purchased Feedstocks and Transportation                   70,094      96,051       138,606     170,440
                                                              -------      ------       -------     -------
                                                               95,633     148,167       234,881     239,910
                                                              -------      ------       -------     -------
Expenses
   Operating                                                   89,487      55,347       153,417     114,490
   Research and Business Development                            7,720       3,448        13,742       4,135
   Royalties                                                      718         886         1,358       1,547
   General and Administrative                                   3,210       2,540         7,102       4,479
   Insurance                                                    2,697       1,883         5,361       3,780
   Interest (note 7)                                           12,532      15,660        25,561      30,746
   Stock-based Compensation (note 10)                           1,893       1,082         3,684       1,723
   Accretion on Asset Retirement Obligation (note 6)              156         143           311         284
   Depreciation, Depletion and Amortization                     6,820      13,037        17,366      23,535
                                                              -------      ------       -------     -------
                                                              125,233      94,026       227,902     184,719
                                                              -------      ------       -------     -------
Earnings (Loss) Before Other (Income) Expense and
   Income Taxes                                               (29,600)     54,141         6,979      55,191
Other (Income) Expense
   Foreign Exchange (Gain) Loss                               (25,759)      6,969       (25,389)      9,903
   Unrealized Loss on Risk Management (note 13)                44,478           -       112,202           -
                                                              -------      ------       -------     -------
Earnings (Loss) Before Income Taxes                           (48,319)     47,172       (79,834)     45,288
Income Tax (Recovery) Expense (note 11)                       (25,532)     18,522       (35,472)     18,582
                                                              -------      ------       -------     -------
Net Earnings (Loss)                                           (22,787)     28,650       (44,362)     26,706
Retained Earnings at Beginning of Period                      139,606       9,788       161,181      11,732
                                                              -------      ------       -------     -------

Retained Earnings at End of Period                            116,819      38,438       116,819      38,438
                                                              =======      ======       =======      ======
Net Earnings (Loss) Per Share (note 9)
   Basic                                                        (0.14)       0.18         (0.28)       0.17
   Diluted                                                      (0.14)       0.18         (0.28)       0.16
                                                              =======      ======       =======      ======

See Accompanying Notes to the Consolidated Financial Statements


                    SECOND QUARTER INTERIM REPORT 2006  WESTERN OIL SANDS    13

CONSOLIDATED STATEMENTS OF CASH FLOWS

------------------------------------------------------------------------------------------------------------
                                                       Three Months Ended June 30   Six Months Ended June 30
---------------------------------------------------------------------------------   ------------------------
(Unaudited) ($ thousands)                                        2006        2005          2006        2005
---------------------------------------------------------------------      ------       -------      -------
CASH PROVIDED BY (USED IN)

CASH FROM OPERATING ACTIVITIES
   Net Earnings (Loss)                                        (22,787)     28,650       (44,362)     26,706
Non-cash Items
   Stock-based Compensation (note 10)                           1,893       1,082         3,684       1,723
   Accretion on Asset Retirement Obligation (note 6)              156         143           311         284
   Depreciation, Depletion and Amortization                     6,820      13,037        17,366      23,535
   Interest Expense on Option Premium Liability (note 5)          934           -         1,886           -
   Unrealized Loss on Risk Management (note 13)                44,478           -       112,202           -
   Unrealized Foreign Exchange (Gain) Loss (note 3 and 5)     (27,310)      7,200       (26,674)      9,900
   Future Income Tax (Recovery) Expense (note 11)             (24,948)     17,928       (35,331)     17,280
Cash Items
   Cash Settlement of Asset Retirement Obligation (note 6)        (91)        (21)          (91)        (43)
   Cash Settlement of Performance Share Unit Plan (note 10)       (28)          -        (2,104)       (596)
                                                               ------     -------        ------     -------
                                                              (20,883)     68,019        26,887      78,789
Decrease (Increase) in Non-cash Working Capital (note 14)      17,070     (37,945)       30,438     (43,388)
                                                               ------     -------        ------     -------
                                                               (3,813)     30,074        57,325      35,401
                                                               ------     -------        ------     -------
CASH FROM (USED IN) FINANCING ACTIVITIES
   Issue of Share Capital (note 8)                                  -         244         2,581       1,045
   Issue (Repayment) of Long-term Debt, Net                    31,000     (25,000)      (10,000)    (12,000)
   Repayment of Obligations Under Capital Lease                  (336)       (335)         (672)       (670)
                                                               ------     -------        ------     -------
                                                               30,664     (25,091)       (8,091)    (11,625)
                                                               ------     -------        ------     -------
CASH INVESTED
   Capital Expenditures                                       (55,828)     (9,308)      (91,159)    (26,862)
   Insurance Proceeds                                               -      22,208             -      22,208
   Decrease (Increase) in Non-cash Working Capital (note 14)   19,269     (19,159)       42,373     (18,434)
                                                               ------     -------        ------     -------
                                                              (36,559)     (6,259)      (48,786)    (23,088)
                                                               ------     -------        ------     -------
(DECREASE) INCREASE IN CASH                                    (9,708)     (1,276)          448         688
CASH AT BEGINNING OF PERIOD                                    15,746       5,679         5,590       3,715
                                                               ------     -------        ------     -------
CASH AT END OF PERIOD                                           6,038       4,403         6,038       4,403
                                                               ======     =======        ======     =======

See Accompanying Notes to the Consolidated Financial Statements


14       SECOND QUARTER INTERIM REPORT 2006  WESTERN OIL SANDS

                                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited) (Tabular amounts in $ thousands, except for share amounts)

The interim consolidated financial statements include the accounts of Western Oil Sands Inc. and its subsidiaries (the "Corporation"), and are presented in accordance with Canadian Generally Accepted Accounting Principles. The interim consolidated financial statements have been prepared using the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2005. The disclosures provided below are incremental to those included in the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2005.


1. ACCOUNTING POLICY

Property, plant and equipment ("PP&E") assets are recorded at cost less accumulated provisions for depreciation, depletion and amortization. Prior to the commencement of commercial operations, interest costs of debt attributable to major development projects are capitalized.

OIL SANDS MINING
Capitalized costs include costs specifically related to the acquisition, exploration, development and construction of the Athabasca Oil Sands Project ("AOSP") and other projects, including asset retirement obligations. Oil Sands Mining assets are reviewed for impairment annually or whenever events or conditions indicate that their net carrying amount may not be recoverable from estimated future cash flows. If an impairment is determined, the assets are written down to the fair value.

     Depletion on oil sands mining properties is provided over the life of proved and probable reserves on a unit of production basis, commencing when the facilities are substantially complete and after commercial production has begun.

CONVENTIONAL CRUDE OIL AND IN-SITU OIL SANDS
The Corporation accounts for its conventional crude oil and in-situ properties and equipment in accordance with the Canadian Institute of Chartered Accountants' guideline on full cost accounting in the oil and gas industry. Under this method, all costs associated with the acquisition of, exploration for and the development of conventional crude oil and in-situ reserves, including asset retirement obligations are capitalized and accumulated within cost centres on a country-by-country basis. Such costs include land acquisition, geological and geophysical activity, drilling and testing of productive and non-productive wells, carrying costs directly related to unproved properties, major development projects and administrative costs directly related to exploration and development activities.

     Once the Corporation commences commercial production from the cost centres, capitalized costs accumulated within each cost centre are depleted on the unit-of-production method based on the estimated proved reserves of that country using estimated future prices and costs. Proceeds from the disposal of properties are normally deducted from the full cost pool without recognition of a gain or loss unless that deduction would result in a change to the depletion rate by 20 percent or more, in which case, a gain or loss is recorded.

     In determining the depletion base, the Corporation includes estimated future costs to be incurred in developing proved reserves and excludes the cost of unproved properties and major development projects. Costs of major development projects and costs of acquiring and evaluating significant unproved properties are excluded, on a cost centre basis, from costs subject to depletion until it is determined whether or not proved reserves are attributable to the properties, or impairment has occurred. To date, no depletion related to the Corporation's conventional crude oil and in-situ properties has been recorded as commercial operations have not commenced.

     The Corporation reviews the carrying amount of its conventional crude oil and in-situ properties relative to their recoverable amount (the "ceiling test") for each cost centre at each annual balance sheet date, or more frequently if circumstances or events indicate impairment has occurred. The recoverable amount is calculated as the sum of:

     o the undiscounted future cash flow from proved reserves using expected future prices and costs;

     o   the cost of unproved properties; and

     o   the costs of major development projects less impairment.


                    SECOND QUARTER INTERIM REPORT 2006  WESTERN OIL SANDS    15

     If the carrying amount of the properties exceeds their recoverable amount, an impairment loss is recognized in depletion equal to the amount by which the carrying amount of the properties exceeds their fair value. Fair value is calculated as the sum of:

     o the future cash flows from proved and probable reserves using expected future prices and costs, discounted at a risk-free interest rate; and

     o the cost, less impairment, of unproved reserves and major development projects that do not have probable reserves attributable to them.

CORPORATE AND OTHER
Corporate and Other PP&E assets are depreciated on a straight-line basis over their useful lives.

2. PROPERTY, PLANT AND EQUIPMENT

June 30, 2006                                                Cost  Accum. DD&A*         Net
--------------------------------------------------------------------------------------------
Athabasca Oil Sands Project
    Producing Assets                                    1,387,499     (120,296)   1,267,203
    Capital Leases                                         52,705       (4,900)      47,805
    Expansions                                             87,385            -       87,385
--------------------------------------------------------------------------------------------
                                                        1,527,589     (125,196)   1,402,393
--------------------------------------------------------------------------------------------
Kurdistan Exploration Project                              13,615            -       13,615
--------------------------------------------------------------------------------------------
Corporate and Other                                        13,902       (1,555)      12,347
--------------------------------------------------------------------------------------------
                                                        1,555,106     (126,751)   1,428,355
============================================================================================

December 31, 2005                                            Cost  Accum. DD&A*         Net
--------------------------------------------------------------------------------------------

Athabasca Oil Sands Project
    Producing Assets                                    1,350,436     (105,010)   1,245,426
    Capital Leases                                         52,705       (4,294)      48,411
    Expansions                                             38,235            -       38,235
--------------------------------------------------------------------------------------------
                                                        1,441,376     (109,304)   1,332,072
--------------------------------------------------------------------------------------------
Kurdistan Exploration Project                               8,962            -        8,962
--------------------------------------------------------------------------------------------
Corporate and Other                                        12,933       (1,362)      11,571
--------------------------------------------------------------------------------------------
                                                        1,463,271     (110,666)   1,352,605
============================================================================================

* Accumulated Depreciation, Depletion and Amortization

At June 30, 2006, the Producing Assets in the AOSP include asset retirement costs, net of amortization of $7.1 million ($7.2 million - 2005). Costs not currently subject to depreciation, depletion and amortization include $87.4 million relating to the AOSP and $5.7 million relating to Corporate and Other, as the projects associated with these costs were not substantially complete and there has been no commercial production associated with these projects. All costs included in the Kurdistan Exploration Project are excluded from depletion as they represent costs related to unproved properties incurred in a cost centre that are considered to be in the pre-production stage. Currently, there are no proved reserves in this cost centre. All costs, net of any associated revenues, in this cost centre have been capitalized.

3. LONG-TERM DEBT
                                                                   June 30,    December 31,
                                                                       2006           2005
-------------------------------------------------------------------------------------------
US $450 million Senior Secured Notes                                501,750        524,655
Revolving Credit Facility                                            31,000         41,000
-------------------------------------------------------------------------------------------
                                                                    532,750        565,655
===========================================================================================

16         SECOND QUARTER INTERIM REPORT 2006  WESTERN OIL SANDS

The Corporation's US dollar denominated Senior Secured Notes (the "Notes") are translated into Canadian dollars at the period end exchange rate. The unrealized foreign exchange gain arising on the Notes for the three and six month periods ended June 30, 2006 was $23.4 million and $22.9 million, respectively (June 30, 2005 - $7.2 million and $9.9 million unrealized foreign exchange loss). As at June 30, 2006, a total of $207.1 million of unrealized foreign exchange gains had been recognized from the inception of the Notes, approximately $92 million of which has been capitalized as the unrealized gains were recognized prior to commercial operations.

4. LEASE OBLIGATIONS
                                                                    June 30,  December 31,
                                                                        2006         2005
------------------------------------------------------------------------------------------
Obligations Under Capital Lease                                       49,598       50,266
Operating Lease Guarantee Obligation                                   9,612        8,939
------------------------------------------------------------------------------------------
                                                                      59,210       59,205
Less: Current Portion                                                  2,277        3,396
------------------------------------------------------------------------------------------
                                                                      56,933       55,809
==========================================================================================

The capital lease obligation relates to the Corporation's share of capital costs for the hydrogen-manufacturing unit within the AOSP. Repayments of the principal obligation are $1.3 million per year and are scheduled to remain at that level until repaid.

     Under the Operating Lease for Mobile Equipment, the Corporation is committed to pay its 20 per cent share of an amount equal to 85 per cent of the original cost of the equipment to the lessor at the end of the terms of the lease. Accordingly, the Corporation recognized, as a liability, a portion of this future payment as it relates to the service life of the equipment that has passed. During the three and six month period ended June 30, 2006, the Corporation paid $0.4 million and $0.6 million, in regard to this obligation (June 30, 2005 - $0.1 million and $1.5 million, respectively).


5. OPTION PREMIUM LIABILITY

The Corporation deferred payment and receipt of the premiums associated with the options described in Note 13(b) until the settlement of the option contracts between 2007 and 2009. The total net premiums payable by the Corporation are US$21.9 million for 2007, US$32.4 million for 2008 and US$27.8 million for 2009. On the dates that the option contracts were entered, a net liability was recognized on the consolidated balance sheet at the estimated present value of the net premiums payable. Subsequent to the inception dates of the option contracts, interest expense is recognized, with a corresponding increase to the liability, at annual rates ranging from 4.25% to 4.50%. During the three and six month periods ended June 30, 2006, $0.9 million and $1.9 million of interest expense was recognized (June 30, 2005 - nil). The option premium liability is denominated in US dollars and is translated into Canadian dollars at the period end exchange rate. The unrealized foreign exchange gain arising on the option premium liability for the three and six month periods ended June 30, 2006 was $3.9 million and $3.8 million, respectively (June 30, 2005 - nil).

     The following table presents the reconciliation of the net Option Premium
Liability:

                                                        Three Months Ended June 30    Six Months Ended June 30
                                                        -------------------------------------------------------
                                                                    2006      2005              2006      2005
---------------------------------------------------------------------------------------------------------------
Option Premium Liability at Beginning of Period                   86,464         -            85,416         -
Interest Expense                                                     934         -             1,886         -
Unrealized Foreign Exchange Gain                                  (3,865)        -            (3,769)        -
---------------------------------------------------------------------------------------------------------------
Option Premium Liability at End of Period                         83,533         -            83,533         -
Less: Current Portion                                             11,717         -            11,717         -
---------------------------------------------------------------------------------------------------------------
                                                                  71,816         -            71,816         -
===============================================================================================================

                      SECOND QUARTER INTERIM REPORT 2006  WESTERN OIL SANDS  17

6. ASSET RETIREMENT OBLIGATION

The Corporation, in association with its 20 per cent working interest in the AOSP, is responsible for its share of future dismantlement and site restoration costs in the mining, extracting and upgrading activities. The following table presents the reconciliation of the Asset Retirement Obligation:

                                                        Three Months Ended June 30  Six Months Ended June 30
                                                        -----------------------------------------------------
                                                                    2006      2005            2006      2005
-------------------------------------------------------------------------------------------------------------
Asset Retirement Obligations at Beginning of Period                9,249     8,310           9,094     8,191
Liabilities Settled                                                  (91)      (21)            (91)      (43)
Accretion on Asset Retirement Obligation                             156       143             311       284
-------------------------------------------------------------------------------------------------------------
Asset Retirement Obligations at End of Period                      9,314     8,432           9,314     8,432
=============================================================================================================


7. INTEREST EXPENSE
                                                        Three Months Ended June 30  Six Months Ended June 30
                                                        -----------------------------------------------------
                                                                    2006      2005            2006      2005
-------------------------------------------------------------------------------------------------------------

Interest on Long-term Debt                                        10,888    15,017          22,219    29,556
Interest on Obligations Under Capital Lease                          710       643           1,456     1,190
Interest on Option Premium Liability                                 934         -           1,886         -
-------------------------------------------------------------------------------------------------------------
                                                                  12,532    15,660          25,561    30,746
=============================================================================================================

Cash interest paid for the three and six month periods ended June 30, 2006 was $22.8 million and $24.1 million, respectively (June 30, 2005 - $26.5 million and $31.5 million). Cash interest received for the three and six month periods ended June 30, 2006 was $0.1 million (June 30, 2005 - $0.1 million).

8. SHARE CAPITAL

ISSUED AND OUTSTANDING
                                                                                    Number of
                                                                                       Shares       Amount
-----------------------------------------------------------------------------------------------------------
COMMON SHARES
Balance at December 31, 2005                                                      160,518,041      548,747
Issued for Cash                                                                       552,108        2,581
Exercise of Stock Options Previously Recognized                                             -          414
-----------------------------------------------------------------------------------------------------------
Total Share Capital at June 30, 2006                                              161,070,149      551,742
===========================================================================================================

OUTSTANDING
Stock Options                                                                       3,772,514
----------------------------------------------------------------------------------------------
DILUTED SHARES AT JUNE 30, 2006                                                   164,842,663
==============================================================================================

9. NET EARNINGS PER SHARE

The basic and diluted weighted average number of common shares outstanding, both current and prior period, reflect a three-for-one stock split of the Corporation's common shares on May 30, 2005. The basic weighted average number of common shares for the three and six month periods ended June 30, 2006 are 161,070,149 and 160,848,345, respectively (June 30, 2005 - 160,120,507 and
160,039,942). Due to a loss for the three and six month periods ended June 30, 2006, no incremental shares were included for the diluted earnings per share weighted average number because the effect would be anti-dilutive. The diluted weighted average number of shares for the three and six month periods ended June 30, 2005 were 162,180,067 and 162,169,374, respectively.

18       SECOND QUARTER INTERIM REPORT 2006  WESTERN OIL SANDS

10. STOCK-BASED COMPENSATION

(a) STOCK OPTION PLAN

Under the Corporation's stock-based compensation plan, 10,000 options were granted during the three month period ended June 30, 2006 at an average exercise price of $35.40 per share (June 30, 2005 - 162,000 options at an average exercise price of $17.46 per share). The fair values of all options granted during the period are estimated as at the grant date using the Black-Scholes option-pricing model. The Corporation utilizes sources such as Bloomberg L.P. in determination of certain assumptions. The weighted-average fair values of the options and the assumptions used in their determination are as follows:

                                                        Three Months Ended June 30  Six Months Ended June 30
                                                        -----------------------------------------------------
                                                                    2006      2005            2006      2005
-------------------------------------------------------------------------------------------------------------
Granted                                                           10,000   162,000         797,540   353,670
Weighted-average Fair Value                                       $14.49     $7.57          $15.98     $7.18
Risk Free Interest Rate                                             4.49%     3.79%           4.30%     3.93%
Expected Life (in Years)                                            6.00      6.00            6.00      6.00
Expected Volatility                                                   33%       30%          33-43%    26-30%
Dividend Per Share                                                     -         -               -         -
=============================================================================================================

(b) PERFORMANCE SHARE UNIT PLAN

The following table presents the reconciliation of the number of Performance
Share Units:

                                                        Three Months Ended June 30  Six Months Ended June 30
                                                        -----------------------------------------------------
                                                                    2006      2005            2006      2005
-------------------------------------------------------------------------------------------------------------

Outstanding at Beginning of Period                               219,502   180,078         160,128    99,291
Granted                                                           10,550         -         133,195   113,880
Exercised                                                              -         -         (63,111)  (33,093)
Cancelled                                                              -         -            (160)        -
-------------------------------------------------------------------------------------------------------------
Outstanding at End of Period                                     230,052   180,078         230,052   180,078
=============================================================================================================

(c) DEFERRED SHARE UNIT PLAN

Under the Deferred Share Unit Plan ("DSUP"), for the three and six month periods ended June 30, 2006, $0.1 million and $0.2 million (June 30, 2005 - nil) in compensation expense was recorded in General and Administrative Expenses, respectively. No Deferred Share Units ("DSU") were redeemed for cash or shares of the Corporation for the three and six month periods ended June 30, 2006 and 2005. The Corporation had 8,923 DSUs outstanding at June 30, 2006 (June 30, 2005 - nil).

(d) STOCK-BASED COMPENSATION

For the three and six month periods ended June 30, 2006, the Corporation recognized $1.9 million and $3.7 million, respectively, (June 30, 2005 - $1.1 million and $1.7 million) in compensation expense related to stock-based compensation issued subsequent to January 1, 2003. For the three month period ended June 30, 2006, the compensation expense is comprised of $1.2 million (June 30, 2005 - $0.4 million) in respect to the Corporation's stock option plan and $0.7 million (June 30, 2005 - $0.7 million) in respect to the Corporation's Performance Share Unit Plan. For the six month period ended June 30, 2006, the compensation expense is comprised of $2.0 million (June 30, 2005
- $0.6 million) in respect to the Corporation's stock option plan and $1.7 million (June 30, 2005 - $1.1 million) in respect to the Corporation's Performance Share Unit Plan.

                     SECOND QUARTER INTERIM REPORT 2006  WESTERN OIL SANDS   19

     Under CICA 3870, no compensation expense is required to be recognized for stock options granted before January1, 2003. Had compensation expense been determined based on the fair value method for awards granted on or after December 31, 2001 but before January 1, 2003, the Corporation's net earnings and net earnings per share would have been adjusted to the proforma amounts indicated below:

                                                        Three Months Ended June 30  Six Months Ended June 30
                                                        -----------------------------------------------------
                                                                    2006      2005            2006      2005
-------------------------------------------------------------------------------------------------------------
Net Earnings (Loss) - As Reported                                (22,787)   28,650         (44,362)   26,706
Compensation Expense                                                  24       222             159       442
-------------------------------------------------------------------------------------------------------------
Net Earnings (Loss) - Pro Forma                                  (22,811)   28,428         (44,521)   26,264
=============================================================================================================
Basic Earnings (Loss) Per Share
    As Reported                                                    (0.14)     0.18           (0.28)     0.17
    Pro Forma                                                      (0.14)     0.18           (0.28)     0.16
Diluted Earnings (Loss) Per Share
    As Reported                                                    (0.14)     0.18           (0.28)     0.16
    Pro Forma                                                      (0.14)     0.18           (0.28)     0.16
=============================================================================================================

(e) CONTRIBUTED SURPLUS

The following table presents the reconciliation of Contributed Surplus:

                                                        Three Months Ended June 30  Six Months Ended June 30
                                                        -----------------------------------------------------
                                                                    2006      2005            2006      2005
-------------------------------------------------------------------------------------------------------------

Contributed Surplus Beginning of Period                            2,775     1,290           3,474     1,245
Stock-based Compensation Expense                                   1,893     1,082           3,684     1,723
Cash Settlement of Performance Share Unit Plan                       (28)        -          (2,104)     (596)
Exercise of Stock Options Previously Recognized                        -         -            (414)        -
-------------------------------------------------------------------------------------------------------------
Contributed Surplus End of Period                                  4,640     2,372           4,640     2,372
=============================================================================================================


11. INCOME TAX
                                                        Three Months Ended June 30  Six Months Ended June 30
                                                        -----------------------------------------------------
                                                                    2006      2005            2006      2005
-------------------------------------------------------------------------------------------------------------

Large Corporations Tax (Recovery) Expense                           (584)      594            (141)    1,302
Future Income Tax (Recovery) Expense                             (24,948)   17,928         (35,331)   17,280
-------------------------------------------------------------------------------------------------------------
Income Tax (Recovery) Expense                                    (25,532)   18,522         (35,472)   18,582
=============================================================================================================

The future income tax liability consists of:
                                                                                     June 30,  December 31,
                                                                                         2006         2005
-------------------------------------------------------------------------------------------------------------
Future Income Tax Assets
    Unrealized Loss on Risk Management                                                 29,942            -
    Net Losses Carried Forward                                                          2,917        4,707
    Share Issue Costs                                                                     718          973
    Impairment of Long-lived Assets                                                       686          796
Future Income Tax Liabilities
    Capital Assets in Excess of Tax Values                                            (35,582)     (39,924)
    Unrealized Foreign Exchange Gain                                                  (16,691)     (15,500)
    Unrealized Gain on Risk Management                                                      -       (4,374)
    Debt Issue Costs                                                                   (3,104)      (3,123)
-------------------------------------------------------------------------------------------------------------
Net Future Income Tax Liability                                                       (21,114)     (56,445)
=============================================================================================================

20        SECOND QUARTER INTERIM REPORT 2006  WESTERN OIL SANDS

     The following table reconciles income taxes calculated at the Canadian statutory rate of 34.50% (2005 - 37.62%) with actual income taxes:

                                                        Three Months Ended June 30  Six Months Ended June 30
                                                        -----------------------------------------------------
                                                                    2006      2005            2006      2005
-------------------------------------------------------------------------------------------------------------
Net Earnings (Loss) Before Income Taxes                          (48,319)   41,172         (79,834)   45,288
Income Tax (Recovery) Expense at Statutory Rate                  (16,317)   17,746         (27,543)   17,037
Effect of Tax Rate Changes and Timing of Use                      (5,006)      603          (4,341)    1,036
Non-taxable Portion of Foreign Exchange (Gain) Loss               (4,682)    1,498          (4,581)    2,060
Non-deductible Expenses                                              130         -             326         -
Resource Allowance                                                    26    (3,108)              3    (4,042)
Stock-based Compensation                                             669       425             573       764
Provision to Actual                                                  232       764             232       425
Large Corporations Tax (Recovery) Expense                           (584)      594            (141)    1,302
-------------------------------------------------------------------------------------------------------------
Income Tax (Recovery) Expense                                    (25,532)   18,522         (35,472)   18,582
=============================================================================================================

12. COMMITMENTS AND CONTINGENCIES

EXPLORATION AND PRODUCTION SHARING AGREEMENT
The Corporation, through its wholly-owned subsidiary, WesternZagros Limited, entered into an Exploration and Production Sharing Agreement ("EPSA") dated May 4, 2006 with the Kurdistan Regional Government, Sulaymaniyah Administration to explore for conventional oil and gas in the Federal Region of Kurdistan. Management expects this agreement to be passed into law by the unified government of the Federal Region of Kurdistan within the next few months, at which time, the agreement will be effective. Under the terms of the EPSA, WesternZagros has made a minimum contractual commitment of US$45 million for an exploration program for a period of four years from the date the EPSA is passed into law.

13. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Corporation has entered into various commodity-pricing agreements designed to mitigate the exposure to the volatility of crude oil prices in US dollars, thereby providing greater certainty of future cash flow from the sale of the Corporation's synthetic crude oil products. This risk management strategy is intended to protect the Corporation's base and future capital programs and ensure the funding of debt obligations. Certain of these commodity-pricing agreements were accounted for as hedges, as they qualified for hedge accounting under Accounting Guideline 13 and were designated as hedges, while other commodity-pricing agreements are accounted for under fair value accounting as they did not qualify or have not been designated as hedges for accounting purposes.

(a) HEDGE ACCOUNTING
There were no crude swap positions in place during the three and six month periods ended June 30, 2006 as the crude oil swaps were completed in 2005. For the three and six month periods ended June 30, 2005, the Corporation's revenues were reduced by $20.8 million and $57.6 million, respectively, from crude oil price hedging losses.

                  SECOND QUARTER INTERIM REPORT 2006  WESTERN OIL SANDS      21

(b) FAIR VALUE ACCOUNTING

The Corporation has put options at strike prices ranging from US$50.00 to US$55.00 per barrel, averaging US$52.42 per barrel for the three year period beginning January 1, 2007. The premiums for the purchased put options were partially offset through the sale of call options at strike prices ranging from US$90.00 to US$95.00 per barrel, averaging US$92.41 per barrel for the three year period beginning January 1, 2007, resulting in a net premium liability. Payment of the net premium liability is deferred until the settlement of the option contracts between 2007 and 2009. As at June 30, 2006, the Corporation had outstanding the following put and call options:

                                                                            2007         2008         2009
-----------------------------------------------------------------------------------------------------------
Barrels Per Day
    Put Options Purchased                                                 20,000       20,000       20,000
    Call Options Sold                                                     10,000       15,000       15,000
US$ Per Barrel
    Average Put Strike Price                                            US$52.50     US$54.25     US$50.50
    Average Call Strike Price                                           US$92.50     US$94.25     US$90.50
===========================================================================================================

     The fair value of the option contracts was recognized on the consolidated balance sheet on the dates they were entered into. During the three and six month periods ended June 30, 2006, the Corporation recognized an unrealized loss of $44.5 million and $112.2 million (June 30, 2005 - nil) on the Risk Management Asset (Liability), marking it to the fair value at the end of the period. The counterparties to these put and call options have investment grade credit ratings, thereby partially mitigating the credit risk associated with these financial instruments.

     The following table presents the reconciliation of the Risk Management Asset (Liability):

                                                        Three Months Ended June 30  Six Months Ended June 30
                                                        -----------------------------------------------------
                                                                    2006      2005            2006      2005
-------------------------------------------------------------------------------------------------------------
Risk Management Asset at Beginning of Period                      30,702         -          98,426         -
Unrealized Loss on Risk Management                               (44,478)        -        (112,202)        -
-------------------------------------------------------------------------------------------------------------
Risk Management Asset at End of Period                           (13,776)        -         (13,776)        -
Less: Current Portion                                             (1,644)        -          (1,644)        -
-------------------------------------------------------------------------------------------------------------
                                                                 (12,132)        -         (12,132)        -
=============================================================================================================


14. CHANGES IN NON-CASH WORKING CAPITAL
                                                        Three Months Ended June 30  Six Months Ended June 30
                                                        -----------------------------------------------------
                                                                    2006      2005            2006      2005
-------------------------------------------------------------------------------------------------------------

Source/(Use)
OPERATING ACTIVITIES
    Accounts Receivable                                           21,975   (19,395)         47,660   (26,715)
    Inventory                                                      6,219     2,591          (4,680)   (8,771)
    Prepaid Expense                                                2,138    (2,201)          2,807    (2,856)
    Accounts Payable and Accrued Liabilities                     (13,262)  (18,940)        (15,349)   (5,046)
-------------------------------------------------------------------------------------------------------------
                                                                  17,070   (37,945)         30,438   (43,388)
=============================================================================================================
INVESTING ACTIVITIES
    Accounts Receivable                                                -   (19,380)              -   (19,380)
    Accounts Payable and Accrued Liabilities                      19,269       221          42,373       946
-------------------------------------------------------------------------------------------------------------
                                                                  19,269   (19,159)         42,373   (18,434)
=============================================================================================================

22       SECOND QUARTER INTERIM REPORT 2006  WESTERN OIL SANDS

                                                                                          CORPORATE INFORMATION


OFFICERS                                DIRECTORS                                HEAD OFFICE

JAMES C. HOUCK                          GUY J. TURCOTTE                          Suite 2400, Ernst & Young Tower
President and Chief Executive Officer   Chairman of the Board,                   440 - 2nd Avenue S.W.
                                        Western Oil Sands Inc.                   Calgary, Alberta T2P 5E9
STEVE D. L. REYNISH                     Calgary, Alberta                         Phone: (403) 233-1700
Executive Vice President and                                                     Fax: (403) 234-9156
Chief Operating Officer                 GEOFFREY A. CUMMING
                                        Lead Director                            WEBSITE
DAVID A. DYCK                           Vice Chairman,
Senior Vice President, Finance and      Gardiner Group Capital Limited           www.westernoilsands.com
Chief Financial Officer                 Toronto, Ontario
                                        Deputy Chairman,                         AUDITORS
CHARLES W. BERARD                       Emerald Capital Limited
Corporate Secretary                     Auckland, New Zealand                    PricewaterhouseCoopers LLP
                                                                                 Calgary, Alberta
                                        DAVID J. BOONE
SENIOR MANAGEMENT                       President and Director,                  LEGAL COUNSEL
                                        Escavar Energy
JOHN FRANGOS                            Calgary, Alberta                         Macleod Dixon LLP
Corporate Development                                                            Calgary, Alberta
                                        TULLIO CEDRASCHI                         Paul, Weiss, Rifkind, Wharton
M. SIMON HATFIELD                       President and Chief Executive Officer,     & Garrison LLP
Vice President and Managing Director,   CN Investment Division                   Washington, D.C., USA
Oil &Gas                                Montreal, Quebec
                                                                                 INDEPENDENT EVALUATORS
JACK D. JENKINS                         JAMES C. HOUCK
Vice President, Corporate Planning      President and Chief Executive Officer,   GLJ Petroleum Consultants Ltd.
& Human Resources                       Western Oil Sands Inc.                   Calgary, Alberta
                                        Calgary, Alberta                         Norwest Corporation
GERRY LUFT                                                                       Calgary, Alberta
Vice President, Downstream              OYVIND HUSHOVD
                                        Corporate Director                       REGISTRAR AND
RAY MORLEY                              Kristiansand, Norway                     TRANSFER AGENT
Vice President, Business Development
                                        JOHN W. LILL                             Valiant Trust Company
                                        Executive Vice President and             Calgary, Alberta
                                        Chief Operating Officer,
                                        Dynatec Corporation                      STOCK EXCHANGE LISTING
                                        Richmond Hill, Ontario
                                                                                 The Toronto Stock Exchange
                                        RANDALL OLIPHANT                         Trading Symbol:WTO
                                        Chairman and Chief Executive Officer,
                                        Rockcliff Group Limited
                                        Toronto, Ontario

                                        ROBERT G. PUCHNIAK
                                        Executive Vice President and
                                        Chief Financial Officer,
                                        James Richardson & Sons Limited
                                        Winnipeg, Manitoba

                                        MAC H. VAN WIELINGEN
                                        Co-Chairman,
                                        ARC Financial Corporation
                                        Calgary, Alberta




                  SECOND QUARTER INTERIM REPORT 2006  WESTERN OIL SANDS      23